EXHIBIT 99.6

              BRIGHT STATION'S WEBTOP SECURES NEW PARTNERSHIP DEALS


London - 18 January 2001 - Bright Station plc, (LSE: BSN, NASDAQ:BSTN) (www.brightstation.com) the technology company and leading provider of Internet and eCommerce solutions announces that WebTop (www.webtop.com), its Cambridge-based natural language search specialist subsidiary has signed two new important partnership agreements, with MGON International, the market-leading games portal, and with Vigil Technologies, Inc., a US-based pioneer in online intelligence solutions.

WebTop's search technology allows users to input phrases and complete paragraphs as the search request. Proprietary software developed in Cambridge then searches the Web for the search string within context. This is technically far in advance of traditional key word search engines and gives more relevant, up to date, and focused search results.

MGON International

Media and Games Online Network (www.mgon.com) is a market-leading games portal covering all major makes of multiplayer online computer and console games, with many specialist sections including Action, Racing and Strategy.

MGON has selected WebTop as its search partner, allowing over a million gamers a month visiting the MGONetwork to search even more effectively for all the latest news, reviews, hints and deals on PC, Playstation, Nintendo, Sega and others.

WebTop will create an MGON Zone of editorial content, allowing users to search for information on the MGON Zone, the Web or WebTop's Games Zone - an exclusive Zone with a handpicked selection of high quality websites devoted to games.

Advertising revenues will be split between MGON and WebTop.

Vigil Technologies, Inc

Vigil Technologies, Inc. (www.vigil.com), is a US-based pioneer in online intelligence solutions.

Vigil has selected WebTop to provide information for e-Sense(TM), its patented premier service. e-Sense(TM) automatically and continuously locates and monitors online sources such as news, corporate Web sites and other dynamic content for information relevant to user-defined models. It then delivers only the most pertinent content to information portals, allowing the organization to leverage it securely throughout the portal user communities.

Vigil is paying a fee per search to WebTop, according to WebTop's rate card.

                                                                       Contd./ 2

Andy Mitchell, Chief Executive of WebTop, said:

"WebTop has one of the largest Web indexes worldwide with over 500 million web pages catalogued and organised into information zones to deliver context-specific, and accurate information retrieval on the Web. The decision by MGON and Vigil to partner with us to supply them with the search technology they require underlines WebTop's position as a leading player in intelligent next generation search services."

                                    - Ends -

For further information, please contact:

Nick Chaloner
Head of Corporate Communications
Bright Station plc                                           +44 (0)20 7930 6900
nickchaloner@brightstation.com

John Olsen / Nick Lockwood
Hogarth Partnership                                         +44  (0)20 7357 9477
nicklockwood@hogarthpr.co.uk


Notes to editors

Bright Station plc is a technology company and a leading provider of Internet and eCommerce solutions, which include:

o        WebTop web search engine,
o        Smartlogik knowledge management software,
o        Sparza eCommerce applications, and
o        OfficeShopper - the online stationery procurement company.